August 2, 2006

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, DC 20549-0404

Attention: Michael Moran

Re.: The Wet Seal, Inc.

Form 10-K for the fiscal year ended January 28, 2006

Filed April 13, 2006

File No. 000-18632

Ladies and Gentlemen:

This is in response to your correspondence dated July 19, 2006. For your convenience we have repeated the question numbers and your questions before providing our response.

Management’s Discussion and Analysis

Critical Accounting Policies, page 22

1. Critical accounting policy disclosure is intended to elicit precise disclosures about the accounting policies that management believes are most “critical”- that is, they are both important to the portrayal of the company’s financial condition and results, and they require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. With regards to determining the fair value of various derivative financial instruments we note you use both the Black-Scholes model and Monte Carlo simulation. Such models are complex and require significant judgments in the estimation of fair values. Please include in your Critical Accounting Policy the judgments taken into consideration by each model, explain how changes in applying one model as opposed to the other would impact the company’s presentation; explain why the accounting estimate is reasonably likely to change from period to period; and explain how you decided on one model’s fair values estimate over the other. Please refer to SEC Release 33-8040 on cautionary advice.

To clarify the implications of management judgment used in selecting valuation models, and in selecting the variables applied when using such models, we will include the following discussion within Critical Accounting Policies in future filings.

We currently use the Black-Scholes option-pricing model to value stock options granted to employees. We use these values to recognize stock compensation expense for stock options in accordance with Statement of Financial Accounting Standards No. 123(R), Share Based Payment.

The Black-Scholes model is complex and requires significant exercise of judgment to estimate future common stock dividend yield, common stock expected volatility, and the expected life of the stock options. These assumptions significantly affect our stock option valuations, and future changes in these assumptions could significantly change valuations of future stock option grants and, thus, affect future stock compensation expense. In addition, if circumstances were to change such that we determined stock options values were better represented by an alternative valuation method, such change could also significantly affect future stock compensation expense.

With assistance from independent valuation experts, we also apply the Black-Scholes and Monte-Carlo simulation models to value performance shares granted to employees and consultants and to value an embedded derivative associated with our Secured Convertible Notes. Use of the Black-Scholes model for these purposes requires the same exercise of judgment noted above. The Monte-Carlo simulation model is also complex and requires significant exercise of judgment to estimate expected returns on our common stock, expected common stock volatility and our maximum expected share value during applicable vesting periods. This valuation approach also requires us to estimate a marketability discount in consideration of trading restrictions on performance share grants.

Based on consultation with our independent valuation experts, we currently believe Monte-Carlo simulation provides the most relevant value of performance share grants as the simulation allows for vesting throughout the vesting period and includes an assumption for equity returns over time, while the Black-Scholes method does not. As the Monte-Carlo simulation provides a more precise estimate of fair value, we have used that approach to value our performance shares for accounting purposes. With respect to our embedded derivative, we have determined, also after consultation with our independent valuation experts, that value is best represented by a blend of valuation outcomes under Black-Scholes modeling and Monte-Carlo simulation. The assumptions we use to value our performance shares and embedded derivative significantly affect the resulting values used for accounting purposes. Accordingly, changes in these assumptions could significantly change valuations of performance shares and the embedded derivative and, thus, affect future stock compensation and interest expenses, respectively. In addition, if circumstances were to change such that we determined performance share values were better represented by the Black-Scholes model or an alternative valuation method, or that the embedded derivative value was better represented by an alternative valuation method, and such changes resulted in a significant change in the value of performance shares or the embedded derivative, such changes could also significantly affect future stock compensation and interest expenses.

Results of Operations-General

2. Please quantify for us your web-based sales for 2003, 2004 and 2005. In future filings please include a discussion of the results of operations for areas of your business that are reasonably likely to have a significant role in your operations and liquidity.

Our internet sales were as follows: 2003-$2.9 million; 2004-$3.9 million; 2005-$7.0 million. With approximately 1% of sales generated from internet transactions, it is not reasonably likely this channel will have a significant role in our operating results or effect on our liquidity for the foreseeable future. However, in future filings, we will undertake to discuss results of operations for areas of our business that are reasonably likely to have a significant role in our operations or on our liquidity.

Fiscal 2004 compared to Fiscal 2003

Selling, General and Administrative Expenses (SG&A), page 33

3. We note advertising, legal fees, severance costs and retention bonuses increased $11.1 million. Please quantify for us and disclose in future filings the offsetting items in store level operating expenses contributing to the $2.7 million net increase in SG&A.

The reductions offsetting the increases indicated in the filing were primarily variable selling costs directly caused by lower sales, including lower store payroll, supplies, credit card fees and store delivery expenses.

The Company will include such an explanation in future filings.

Liquidity and Capital Resources, page 35

4. We note comparable store sales increased 44.7% in fiscal 2005, primarily resulting from your turn-around strategy and your new merchandise approach. As a part of the turn-around strategy we note you will continue to open new stores and close low volume stores. In addition to your discussion with regards to the expected capital expenditures for opening new stores and remodeling existing stores please include the expected number of store closings and the amount of the related expenditures associated with lease buy-outs or termination costs. Please refer to Item 303(a) of Regulation S-K.

The Company does not expect any store closures in 2006 other than those associated with lease expirations for which an acceptable renewal can not be negotiated. Thus, the Company does not expect to incur any lease buy-out or termination costs in 2006. At this time, no significant costs of this nature are anticipated in years beyond 2006.

If circumstances indicate future closures will result in significant lease buy-out or termination costs, the Company will discuss and include its estimate of such costs in future filings.

5. Please discuss how cash flows from discontinued operations are reported in the statement of cash flow. In the discussion quantify for us the cash flows from discontinued operations and describe how the absence of cash flows from discontinued operations is expected to affect future liquidity and capital resources.

In January 2004, the Board of Directors authorized the closing of 31 stores operating under the Zutopia concept due to poor financial results and its limited ability to become profitable in the future in a highly competitive market. The Company has no remaining obligations related to the closure of these stores and the closures will have no impact on the Company’s future cash flows or liquidity. The fiscal 2005 income and cash flow statements have no impact of the discontinued operations in their balances and, thus, represent our results without the discontinued operation.

In our liquidity and capital resources discussion, we will include in all future filings the following “Our Company closed 31 Zutopia stores during the first two quarters of fiscal 2004 due to poor financial results and perceived limited ability to become profitable in the future. The net cash used in operating activities related to this discontinued operation of $7.9 million in fiscal 2004 represents the full closure of such stores and includes all remaining costs associated with the discontinuance of the Zutopia concept. Accordingly, we have no remaining obligations related to the closure of these stores and our 2006 and 2005 income and cash flow statements represent our results without this discontinued operation”.

Commitments and Contingencies, page 37

Item 7A. Quantitative and Qualitative Disclosure About Market Risk, page 39

6. We note from your sourcing and vendor relationship discussion on page 4 that the Company purchases 14% of its merchandise from foreign vendors. Please provide the appropriate market risk disclosure related to changes in exchange rates. Please refer to Item 305 of Regulation S-K.

The Company contracts for and settles all purchases in US dollars. Thus, the effect of currency rate changes is deemed indirect and, given the small amount of imported product, the Company feels the effect of any major shift in currency exchange rates would be insignificant to its results. The company will include a similar disclosure in its future filings.

Item 9A. Controls and Procedures, page 40

7.	Please note that Item 308(c) of Regulation S-K requests disclosure of any changes (not just significant changes) in a company’s internal control over financial reporting occurring during the last quarter that have materially affected or are reasonably likely to materially affect, the company’s internal control over financial reporting. Please confirm that there were no changes in your internal controls over financial reporting that occurred during your last fiscal quarter that materially affected, or were reasonably likely to affect, the company’s internal control over financial reporting except for the two changes noted and revise your disclosure accordingly in future filings.

We confirm that the changes in our internal controls over financial reporting that occurred during our last fiscal quarter that materially affected, or were reasonably likely to affect, the company’s internal control over financial reporting were the two changes as noted in Item 9A. We will revise this disclosure in future filing should we have any changes in our internal control over financial reporting occurring during a quarter that have materially affected or are reasonably likely to materially affect, the company’s internal control over financial reporting. Our disclosure would read as follows:

Changes in Internal Control Over Financial Reporting

During the fiscal quarter ended 200x, the following changes occurred with respect to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, internal control over financial reporting:

Notes to Consolidated Financial Statements

Note 1. Revenue Recognition, page 22

8. Please explain to us your shipping terms with regards to your online sales. In future filings include these terms in your disclosure.

Although we have various shipping methods for our online sales, we estimate the time between payment and delivery is approximately seven days. Our program varies and can range in shipments that arrive between 3 to 10 days from ordering. Given our relatively small amount of internet sales (see response to comment 2 above), we respectively advise the Staff that we believe our disclosure is adequate. In future filings, the Company’s will continue to assess whether such amounts remain insignificant and, if not, will provide the appropriate disclosure as needed.

9. Please explain whether or not your gift cards or gift certificates have expiration dates. In addition explain your policy with regards to gift card breakage. Also, advise us of the amount of dormant account fees recognized for each period presented and the line item on your statement of operations where you have reflected the fees. Please include your policy in future filings.

Our gift cards and certificates do not have expiration dates. Accordingly, we record revenue as the gift cards and certificates are redeemed for merchandise. Prior to redemption, we maintain a liability for gift cards and certificates until we are released from such liability, which includes consideration of potential obligations arising from state escheatment laws. Therefore, we have not recognized breakage in our financial statements. We will describe our policy in future filings.

We are in the process of analyzing our responsibility to escheat unredeemed balances to various state authorities We may have changes in the estimate of our liability based on the results of such research and will appropriately update our disclosures in future filings should our estimate change.

We do not charge any dormant account fees to the holders.

10. We note you have anticipated partial non-redemption of awards based on the program’s redemption history to date in light of the program having been in effect for only eighteen months. Further, we note that while reward dollars expire 60 days after the date of grant, reward points do not expire. Please tell us what consideration you gave to EITF 00-22 in determining your ability to make a reasonable estimate of the amount of future redemptions. Tell us the amount of the adjustments made for non-redemption of awards for each applicable period.

We did consider preferences preliminarily stated upon the Emerging Issues Task Force’s (“EITF”) deliberation of Issues 1 and 2 within EITF Issue No. 00-22, “Accounting for ‘Points’ and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future” (“No. 00-22”) when establishing our accounting practice for our program. Also, because the EITF has not concluded on Issues 1 and 2 within Issue No 00-22, we have considered analogous literature in Financial Accounting Standards Board (“FASB”) Statement No. 5, Accounting for Contingencies, and FASB Interpretation No. 14, Reasonable Estimation of the Amount of a Loss, to provide a basis for our accounting approach.

Under our program, customers accumulate points based on purchase activity. Once a loyalty program member achieves a certain point level, the member earns awards that may be redeemed at any time for merchandise. As of January 28, 2006, program points and awards did not have an expiration date.

Our accrual at January 28, 2006 was based on the population of points unredeemed to date—both those associated with fully earned awards and those for partially accumulated awards. We have segregated the pool of points unredeemed to date because of our belief that ultimate redemption patterns for fully earned awards will differ significantly from redemption patterns for points that do not yet merit an award grant. With the program in place for approximately 18 months since its inception, we were able to see point accumulation and ultimate redemption behavior that provided a basis for estimating a range of estimated ultimate point awards and redemptions. Such behavior clearly suggested that ultimate redemption of accumulated award points and fully earned awards will be meaningfully less than 100% of all points earned.

Through fiscal 2005, we note that program participants had redeemed slightly less than 40% of fully earned awards. Given that this percentage includes many awards that were only recently earned, we believed this suggested an expectation for a fairly high ultimate redemption rate under the program.

For points earned that do not yet merit an award grant, we estimated that the likelihood of ultimate redemption is significantly less than that for fully earned awards. We note that, as of January 28, 2006, approximately 30.0 million of these points, or just over 66% of such points, were held by program participants that had not yet earned even one award under the program. We believe such participants to be the least likely to ultimately earn and redeem awards because they have yet to demonstrate that they are frequent buyers at a sufficient volume to avail themselves to the benefits of the program. Because of the inherently higher level of redemption uncertainty regarding partially earned awards versus fully earned awards, we also believed a relatively wider range of estimated ultimate redemption is merited.

In addition to the point and award redemption activity analysis we performed above, during the summer of 2005, we ran a test where we notified certain selected customers that the awards they had earned under the program would expire if not redeemed within a certain number of weeks. We found that an extremely low number of participants responded by redeeming their awards before the expiration stated at that time. Also, in October 2005, we notified customers holding $1,056,000 of awards that we would expire their awards if not redeemed by November 25, 2005. We sent such notice to customers who had earned only one $50 award since program inception and had not accumulated any additional award points in the preceding six months. Despite several notifications by us to these customers during November to encourage them to return to an Arden B store to redeem their awards, less than 5% of these awards were redeemed, resulting in over 95% of them expiring unredeemed. This result supported our expectation that substantial portions of awards would ultimately not be redeemed.

Through the fiscal year ended January 28, 2006, we had issued almost 300,000 awards under the program over an 18-month period. The large volume of homogenous award activity provided us sufficient program history to reasonably estimate future redemption levels. The awards were effectively earned over 5 selling seasons (2 winters, spring, summer, and fall), thus we were able to monitor the buying pattern of each customer, the points earned and awards earned and redeemed. With the results of the individual customer redemption history over the length of the program coupled with the results of the 2 expiration date tests we ran during the year, we feel we could reasonably and objectively determine non-redemption of points and awards earned.

Toward the end of the first quarter of fiscal 2006, we modified the terms of our program to establish expiration of awards at 60 days after they are earned for most existing and all new awards, and at twelve months for certain existing awards during the program transition period. Despite numerous communications by us to program participants between April and June to remind them of impending award expirations, at least two-thirds of the 60-day-expiration awards outstanding at the end of April expired unredeemed in late June. These results are consistent with the results of our communications of award expirations that we tested in the summer of 2005 and again in November 2005. We believe this further supports that we had a reasonable basis for estimating our fiscal year-end accrual and the non-redemptions of earned awards.

Also, as we fully disclosed in our Form 10-Q for the quarter ended April 29, 2006, as a result of the late April 2006 program modification, we also modified our award redemption rate estimates, which resulted in a decrease in our deferred revenue balance from $6,153,000 at January 28, 2006, to $3,870,000 as of April 29, 2006.

Finally, as of January 28, 2006, our analysis indicated that just under 50% of earned but unredeemed awards and points accumulated toward partially-earned awards would ultimately be redeemed. As a result, we maintained the deferred revenue balance of $6,153,000 as of that date versus a deferred revenue balance of $12,372,000 that would have been recorded under the assumption that 100% of all awards and points would be redeemed. Had we not reflected any estimates for non-redemption of awards in our deferred revenue balance, we would have reduced revenues by approximately $2.2 million in the fiscal year ended January 29, 2005, and we would have reduced revenues by $4.0 million in the fiscal year ended January 28, 2006.

Note 1. Store Pre-Opening Costs, page F-12

11. We note from your discussion on page 36 that you estimate capital expenditures to be approximately $15.0 million to $17.0 million primarily related to the construction of new stores. Please tell us and clarify your disclosure in MD&A whether rental costs will be incurred during the construction period. If so, please advise and revise your disclosure to indicate the nature of the expenditures expected such as rental costs, pre-opening costs or leasehold improvements. In this regard, combining expenses into selling, general and administrative is allowed where each class of expense does not exceed 10% of the sum combined. If the high end of your currently estimated expenditures for opening new stores were reached, you would likely exceed the 10% threshold for fiscal 2004 and 2005. As required by Item 5-03 of Regulation S-X, please separately disclose, on the face of the income statement, items that exceed 10% of the combined sum of selling, general and administrative expenses. In addition please revisit your stock compensation charges for compliance with the 10% threshold.

The expenditures discussed on page 36 are capital expenditures and will not be charged to selling, general and administrative expense. Accordingly, they are not included in any income statement balances. Although the Company is typically not charged rent during the construction period, which is approximately 1 to 2 months, we do record rent expense and deferred rent on a straight-line basis from the date the facility becomes available to us to commence construction. The purpose of the store pre-opening costs disclosure on F-12 is to alert the reader that we treat all pre-opening costs as period charges as opposed to capitalizing them. Given the small amount of such costs, which we estimate will be less than 1/10 of 1% of selling, general and administrative costs in 2006, we do not believe additional disclosure is needed.

We have reviewed the provisions of Item 5-03 of Regulation S-X and believe the 10% threshold relates to the combination or grouping of various components of revenue and corresponding costs of revenue, and we are in compliance with that provision. We have reviewed the components of expense specified in Item 503 of Regulation S-X and believe our income statement conforms to the categories specified.

We have also reviewed Section F of Staff Accounting Bulletin No. 107, Share-Based Payment, and noted that the Staff believes that registrants should present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. The staff further believes a company could consider disclosing the amount of expense related to share-based payment arrangements included in specific line items in the financial statements. We respectively advise the staff that we believe we have complied with the provision of Item 5-03 of Regulation S-X and we further advise the staff that the amount of stock based compensation charged to selling, general and administrative expenses is clearly identified as a separate line item in the cash flow statement, is discussed in MD&A and is disclosed in Note 1 of the financial statements on page F-14.

Note 5. Accrued Liabilities, page F-21

12. We note as of January 28, 2006, your accrued liabilities consist of minimum rent and common area maintenance of $1,318,000. In Note 9, Commitments and Contingencies, page F-27, we are aware that your rent and common area maintenance for 2005 was approximately $6,242,000 per month. Please explain to us how you arrived at the accrued balance.

As of January 28, 2006 we had paid our rent and estimated common area maintenance (“CAM”) charges for the entire month of January, therefore no accrual was required. The balance in the accrued account represents CAM amounts billed for charges from prior months vs. our estimated prior payments or, to a much lesser extent, amounts for prior billings that the Company is disputing or in the process of auditing. Also, in certain cases, accruals are established for rent and CAM increases (based on the terms of the applicable leases) before the landlord recognizes the increase in billings.

13. We note the 54% increase in liability associated with gift certificates, credit allowances, and returns. Explain to us the whether the increase is due to changes in customer buying behavior, increased customer traffic in your stores and on-line, or some other aspect of your business. In future filings, please include your explanation in MD&A.

The growth in the balance is substantially associated with increases in sales-related accounts for frequent buyer cards, gift certificates and loyalty programs. The changes are due to increased customer traffic from the success of our turn-around strategy and new merchandise approach. We will include this explanation in future filings.

Schedule II- Valuation and Qualifying Accounts Reserve

14. Please provide Schedule II as required by Rule 5-04(c) and 12-09 of Regulation S-X. All reserves recorded should be provided, including the amounts estimated for sales allowances and self-insurance for each period presented.

Rules 5-04 (c) and 12-09 are meant to set forth data for valuation and qualifying accounts which are deducted in the balance sheet from the assets to which they apply and those reserves which support the balance sheet caption, Reserves, as indicated in footnote 1 to the table in Rule 12-09. We respectively advise the staff that after review of our all our balance sheet accounts, we do not believe that we have any valuation and qualifying accounts or reserves that meet the requirements of Rules 5-04 (c) and 12-09 of Regulation S-X for disclosure in Schedule II. The balances related to sales returns and allowances are insignificant for all periods however such balances are disclosed on page F-11 in the Notes to Consolidated Financial Statements, Summary of Significant Accounting Policies. Our self-insurance accrual represents liabilities for losses that have been incurred and are not deducted in the balance sheet from assets nor reported as Reserves. Therefore, we respectively submit that our self-insurance reserves would not meet the requirements for disclosure on Schedule II.

In future filings the Company’s will continue to assure the requirements included in footnote 1 to the table in Rule 12-09 are met and will provide Schedule II as appropriate.

Finally, we confirm that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions or need additional information.

Very truly yours,

/s/ John J. Luttrell

John J. Luttrell

Executive Vice President & Chief Financial Officer

The Wet Seal, Inc.